SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

SUMMARY OF RESOLUTIONS TAKEN AT THE COMPANHIA SIDERÚRGICA NACIONAL’S ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2012

The following resolutions were taken:

(i)    Approval of the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2011, as released on March 26, 2012 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on April 18, 2012 in the Valor Econômico newspaper (page 1 to 17) and  in the Official Gazette of the State of São Paulo (pages 11 to 27).

(ii)   Approval of the allocation of net income for the fiscal year ended on December 31, 2011, allocation of part of the profit reserves to capital increase and payment of dividends as follows:

a)      Out of the net income for the fiscal year ended on December 31, 2011, at the amount of R$3,706,033,124.37, (i) R$926,508,281.09 will be allocated to the payment of dividends, corresponding to a gross amount of R$0.63548 per share; and (ii) R$2,779,524,843.28 will be allocated to Working Capital and Investments Statutory Reserve. As the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

b)      Out of the Unrealized Profit Reserve, at the total amount of R$3,779,355,506.24, (i) R$273,491,718.91 will be allocated to payment of dividends, corresponding to a gross amount of R$0.18758 per share; (ii) R$646,811,151.04 will be allocated to the Working Capital and Investments Statutory Reserve; and (iii) R$2,859,052,636.29 will be allocated to capital increase, with no change in the number of shares.

In light of above resolutions in items (a) and (b), the total amount of dividends to be paid by the Company will be R$1,200,000,000.00, corresponding to a gross amount of R$0.82306 per share, to be paid in Brazilian local currency as of June 29, 2012, with no monetary restatement.

c)      Election of the following Board of Directors’ members: Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Fernando Perrone, Yoshiaki Nakano, Gilberto Sayão da Silva and Rubens dos Santos, all of them with term of office expiring on the 2013 Annual Shareholders’ Meeting.

d)     Approval of the Management’s annual global compensation at a maximum of R$70,201,717.00.

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.